# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: BrightSpire Capital, Inc., CIK 0001717547
CUSIP: 10949T109
Title of class of securities: Class A Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 590 MADISON AVENUE, 33RD FLOOR, NEW YORK, New York (NY), 10022
Date of event which requires filing of this statement: 08/17/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002122039

## Reporting persons
- CWRE SSF Securities Holding, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 10,812,258; sole dispositive power 0; shared dispositive power 10,812,258; aggregate amount beneficially owned 10,812,258 (8.6% of the class)
  Comment: Percent of class is based upon 126,524,180 shares of Class A common stock issued and outstanding as of July 28, 2026, as reported by BrightSpire Capital, Inc. in its Quarterly Report on Form 10-Q for the period ended June 30, 2026, filed with the Securities and Exchange Commission on July 29, 2026.
- CWRE Special Situations Fund GP, LLC: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 10,812,258; sole dispositive power 0; shared dispositive power 10,812,258; aggregate amount beneficially owned 10,812,258 (8.6% of the class)
  Comment: Percent of class is based upon 126,524,180 shares of Class A common stock issued and outstanding as of July 28, 2026, as reported by BrightSpire Capital, Inc. in its Quarterly Report on Form 10-Q for the period ended June 30, 2026, filed with the Securities and Exchange Commission on July 29, 2026.
- CW Investment Advisers, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 10,812,258; sole dispositive power 0; shared dispositive power 10,812,258; aggregate amount beneficially owned 10,812,258 (8.6% of the class)
  Comment: Percent of class is based upon 126,524,180 shares of Class A common stock issued and outstanding as of July 28, 2026, as reported by BrightSpire Capital, Inc. in its Quarterly Report on Form 10-Q for the period ended June 30, 2026, filed with the Securities and Exchange Commission on July 29, 2026.
  This Amendment No. 2 is being filed solely to correct the name of one of the Reporting Persons, which was inadvertently listed as "SW Investment Advisors, LLC" instead of "CW Investment Advisers, LLC" in Amendment No. 1 to the Schedule 13G filed on August 14, 2026. All other information previously reported remains unchanged.
- Hon Kit Shing: type of reporting person: individual (IN); citizenship or place of organization: New Zealand (Q2); sole voting power 0; shared voting power 10,812,258; sole dispositive power 0; shared dispositive power 10,812,258; aggregate amount beneficially owned 10,812,258 (8.6% of the class)
  Comment: Percent of class is based upon 126,524,180 shares of Class A common stock issued and outstanding as of July 28, 2026, as reported by BrightSpire Capital, Inc. in its Quarterly Report on Form 10-Q for the period ended June 30, 2026, filed with the Securities and Exchange Commission on July 29, 2026.

## Item 1. Issuer
Name of issuer: BrightSpire Capital, Inc.
Address of issuer's principal executive offices: 590 MADISON AVENUE, 33RD FLOOR, NEW YORK, NEW YORK, 10022.

## Item 2. Person Filing
Name of person filing:
CWRE SSF Securities Holding, LP

CWRE Special Situations Fund GP, LLC

CW Investment Advisers, LLC

Hon Kit Shing
Address of principal business office or, if none, residence: 333 South Hope Street, Suite 2500, Los Angeles CA 90071
Citizenship:
CWRE SSF Securities Holding, LP is a Delaware limited partnership;

CWRE Special Situations Fund GP, LLC is a Delaware limited liability company;

CW Investment Advisers, LLC is a Delaware limited liability company; and

Hon Kit Shing is a New Zealand citizen.

## Item 4. Ownership
Amount beneficially owned:
The information required by Items 4(a) - (c) set forth in Rows 5 through 11 of the cover page for each Reporting Person is incorporated herein by reference for each such Reporting Person.
CWRE Special Situations Fund GP, LLC ("Fund GP") is the general partner of CWRE SSF Securities Holding, LP ("Securities Holding"). In such capacity, Fund GP may be deemed to be the beneficial owner of the Common Stock owned directly by Securities Holding.
CW Investment Advisers, LLC ("Investment Advisers") acts as investment manager to Securities Holding pursuant to an investment management agreement. Under such agreement, Investment Advisers has discretionary investment authority and voting power with respect to the shares of Common Stock directly held by Securities Holding. As such, Investment Advisers could be deemed to beneficially own the shares of Common Stock owned directly by Securities Holding.
Mr. Shing is the sole director of Fund GP and the manager of Investment Advisers and, as such, could be deemed to beneficially own the shares of Common Stock owned directly by Securities Holding.
The filing of this statement shall not be construed as an admission that any of Fund GP, Investment Advisers or Mr. Shing is, for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities covered by this statement.
Percent of class: The information required by Items 4(a) - (c) set forth in Rows 5 through 11 of the cover page for each Reporting Person is incorporated herein by reference for each such Reporting Person.
Sole power to vote or to direct the vote: The information required by Items 4(a) - (c) set forth in Rows 5 through 11 of the cover page for each Reporting Person is incorporated herein by reference for each such Reporting Person.
Shared power to vote or to direct the vote: The information required by Items 4(a) - (c) set forth in Rows 5 through 11 of the cover page for each Reporting Person is incorporated herein by reference for each such Reporting Person.
Sole power to dispose or to direct the disposition: The information required by Items 4(a) - (c) set forth in Rows 5 through 11 of the cover page for each Reporting Person is incorporated herein by reference for each such Reporting Person.
Shared power to dispose or to direct the disposition: The information required by Items 4(a) - (c) set forth in Rows 5 through 11 of the cover page for each Reporting Person is incorporated herein by reference for each such Reporting Person.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Exhibit 99.1: Joint Filing Agreement, dated as of August 14, 2026, by and among CWRE SSF Securities Holding, LP, CWRE Special Situations Fund GP, LLC, CW Investment Advisers, LLC, and Hon Kit Shing, as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

## Signatures
- CWRE SSF Securities Holding, LP: /s/ Hon Kit Shing, Authorized Signatory (08/17/2026)
- CWRE Special Situations Fund GP, LLC: /s/ Hon Kit Shing, Director (08/17/2026)
- CW Investment Advisers, LLC: /s/ Hon Kit Shing, Manager (08/17/2026)
- Hon Kit Shing: /s/ Hon Kit Shing, Individual (08/17/2026)